ITEM 7
BlackRock Asset Management Canada Limited*
BlackRock Financial Management, Inc.*
BlackRock Fund Advisors
BlackRock Investment Management, LLC




*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.